Exhibit 99.7

ALMADEN MINERALS LTD.

Security Class

Holder Account Number

-------
Fold

Voting Instruction Form ("VIF") - Annual General Meeting to be held on Thursday, June 26, 2014

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS
  We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
  We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
  If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
  This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
  If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
  When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.
  This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
  Your voting instructions will be recorded on receipt of the VIF.
  By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
  If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
  This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

-------
Fold

VIFs submitted must be received by 11:00 AM (Pacific Time) on Tuesday, June 24, 2014.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management Appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

25AP14179.nobo.E.sedar/000001/000001/i

Appointee(s) Management Appointees: I/We, being beneficial holder(s) of ALMADEN MINERALS LTD. hereby appoint Duane Poliquin, or failing him, Morgan Poliquin, OR If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). as my/our appointee to attend, act and vote in accordance with the following instruction (or if no instructions have been given, as the appointee sees fit) and on all other matters that may properly come before the Annual General Meeting of securityholders of ALMADEN MINERALS LTD. (the "Company") to be held in the Ferguson Room at the Terminal City Club, 837 West Hastings Street, Vancouver, BC, V6B 1V6, on Thursday, June 26, 2014 at 11:00 AM (Pacific Time) (the "Meeting") and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Number of Directors To set the number of Directors at eight (8). 2. Election of Directors For 01. Duane Poliquin 04. Gerald G. Carlson 07. Mark T. Brown 3. Appointment of Auditors Withhold 02. Morgan Poliquin 05. Joe Montgomery 08. William J. Worrall For Withhold 03. John (Jack) McCleary 06. Barry Smee For For For Against Withhold Withhold  Fold To appoint Deloitte LLP, Independent Registered Chartered Accountants of British Columbia, as Auditors of the Company for the ensuing year. 4. Stock Option Plan To approve the unallocated options, rights or other entitlements under the Company's Stock Option Plan as described in the Information Circular in respect of the Meeting. 5. Shareholder Rights Plan To reconfirm the Company's Shareholder Rights Plan as described in the Information Circular in respect of the Meeting. For For Against Against Fold Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. A LQQ 189644 AR0